TAHOE PROVIDES ESCOBAL UPDATE

VANCOUVER, British Columbia – June 23, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) reported today that the Guatemalan government has taken legal action to disburse protestors and open the primary road that connects Guatemala City to San Rafael las Flores near the Escobal Mine. The Company has learned that police used tear gas to clear the public road. This action comes after many days of illegal blockage and extensive dialogue between protestors, the Government and the Company to resolve the blockade of the road near the town of Casillas. The Company is not aware of any serious injuries as a result of the action. The Company has worked diligently to engage numerous stakeholders, including the Vice President of Guatemala, the Ministry of Energy and Mines, the Ministry of the Environment, Human Rights Ombudsman, representatives of the Catholic Church and diplomatic missions involved in human rights monitoring to attempt to resolve the matter peacefully.

The Company is committed to the human and civil rights of all Guatemalan people and supports communities’ rights to freedom of expression and assembly in a lawful manner. It equally supports others negatively affected by the illegal road blockage, such as employees, suppliers and non-protesting citizens’ rights to free passage and work. The Company embraces the Voluntary Principles for Security and Human Rights, which guide law enforcement in appropriate use of force and respect for human rights.

The Company will continue to work with the government, community leaders and others to resolve any on-going concerns by the protestors. The Guatemalan agency responsible for studying seismic activity (INSIVUMEH) has confirmed that operations at Escobal are not causing the naturally occurring seismic activity in the Casillas area located 16 kilometers from the Mine. The Company has conducted tours for thousands of citizens living near the mine over the last seven years and invites interested citizens to visit the Mine to learn more about its safe and environmentally sound operations.

Ron Clayton, President and CEO of Tahoe Resources Inc., commented: “As annunciated in Tahoe’s Human Rights Policy, we support freedom of association in the Guatemalan communities and are always open to dialogue about any concerns over the Escobal Mine. It is important to note that a majority of the citizens in the immediate communities where the Mine is located continue to support the Mine. We will continue to work diligently to engage government and community leaders to provide transparent information regarding our safe operations.”

At this time, the Company has no reason to believe that its guidance will be affected by this situation.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). In particular, this news release includes forward-looking statements related to action taken by the Guatemalan government near the town of Casillas and the resolution of the roadblock along the road to the Escobal Mine.

Forward-looking statements are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things: the Company’s ability to operate in a safe, efficient and effective manner. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to social unrest and political or economic instability in Guatemala. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Tahoe does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

For further information, please contact:

Tahoe Resources Inc.
Vice President, Investor Relations
investors@tahoeresources.com
Tel: 775-448-5800